For period ending October 31, 2016

Exhibit 77Q-2
File number 811-7540

Section 16(a) Beneficial Ownership Reporting Compliance

The registrant is not aware of any report required to be filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, which was not timely filed.  (Explanatory Note - The registrant ceased operations and paid a liquidating distribution to shareholders earlier in 2016 pursuant to a shareholder approved plan of liquidation referenced in the prior Form N-SAR filing; the registrant was de-listed from the New York Stock Exchange, has no shares outstanding, and is in the process of winding up its affairs and intends to submit an application for de-registration as an investment company in the future.)
Global High Income Fund Inc.